[LETTERHEAD OF WIEN & MALKIN LLP]

April 29, 2005

To Participants in 250 West 57th St. Associates L.L.C.

Federal Identification Number 13-6083380

We enclose the annual report of 250 West 57th St. Associates L.L.C. ("Associates") for the year ended December 31, 2004. Associates, which is treated as a partnership for income tax purposes, owns the Fisk Building at 250 West 57th Street, New York City. Associates' annual report on Form 10-K for the year 2004 has been filed with the SEC and is available on its website at www.sec.gov. Historical and more detailed information can be found in our 10-K.

The reported income for 2004 was $1,464,767. This was less than distributions of $1,941,562, representing current monthly distributions totaling $720,000 per annum and the additional distribution of $1,221,562, which was paid to participants on November 30, 2004. The difference results primarily from depreciation of building improvements and amortization of mortgage refinancing costs and leasing commissions.

Since the inception of this investment, a portion of the distributions has constituted a return of capital, and has not been reportable as income. As a result, the book value on December 31, 2004 of an original cash investment of $10,000 was a deficit balance of $5,504.

Additional rent for the lease year ended September 30, 2004 was $2,129,791 (including $24,042 of interest earned and retained on funds borrowed for the improvement program) or an excess of $1,377,791 over advances of $752,000 by the lessee against additional rent ($720,000 to participants, $32,000 to Wien & Malkin LLP). As approved by the participants, Wien & Malkin LLP receives an additional payment for supervisory services of 10% of distributions in excess of 15% per annum on the original cash investment of $3,600,000. After deducting $20,000 for reserves and $500 for the annual New York State 2005 LLC filing fees, $1,357,291 was available for distribution. Accordingly, Wien & Malkin LLP received $135,729 of the additional rent and the balance of $1,221,562 was distributed to the participants on November 30, 2004. The additional distribution of $1,221,562 represented an annual return of about 33.9% on the original cash investment of $3,600,000. Regular monthly distributions are at the rate of 20% per annum on the cash investment so that total distributions for the year ended December 31, 2004 were about 53.9% on the original cash investment.

Schedule K-1 forms (Form 1065), containing 2004 tax information, were mailed to the participants on April 1, 2005.

If you have any question about the enclosed material, please communicate with our office.

Cordially yours,

WIEN & MALKIN LLP

By: Mark Labell

ML:mjt\Enc.

[LETTERHEAD OF J.H. COHN, CPA]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in

250 West 57th Street Associates L.L.C. (a limited liability company)

We have audited the accompanying balance sheet of 250 West 57th Street Associates L.L.C. as of December 31, 2004, and the related statements of income, members' deficiency and cash flows for the year then ended. These financial statements are the responsibility of Associates' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 250 West 57th Street Associates L.L.C. at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

New York, New York

March 25, 2005

250 WEST 57TH STREET ASSOCIATES L.L.C.
(a Limited Liability Company)
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Real estate at 250 West 57th Street, New York City:
Building	$ 4,940,682
Less: accumulated depreciation	(4,940,682)	$ -

Building improvements	15,735,039
Less: accumulated depreciation	(1,437,517)	14,297,522
Capital improvements in progress		988,362
Land		2,117,435

Cash and cash equivalents:
Cash in banks	162,801
Cash in distribution account held
By Wien & Malkin LLP	60,000
Fidelity U.S. Treasury Income Portfolio	1,869,116	2,091,917

Due from Fisk Building Associates L.L.C.		1,440,761

Leasing commissions	712,874
Less: accumulated amortization	23,807	689,067

Mortgage refinancing costs	1,122,473
Less: accumulated amortization	423,294	699,179
Total assets		$ 22,324,243

LIABILITIES AND MEMBERS' DEFICIENCY
Liabilities:
Mortgages payable (including mortgage interest of $67,811)		$ 18,567,811
Accrued building expenses		2,481,725
Due to Fisk Building Associates L.L.C.		2,406,019
Accrued expenses - other		850,016
Total liabilities		24,305,571

Members' deficiency		(1,981,328)

Total liabilities and members' deficiency		$ 22,324,243

250 WEST 57TH STREET ASSOCIATES L.L.C.
(a Limited Liability Company)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

Income:
Basic rental income		$ 828,250
Additional rental income		2,105,749
Interest and dividend income		19,647
Total income		2,953,646

Expenses:
Interest expense		802,685
Supervisory services		195,729
Professional fees		57,853
Total expenses		1,056,267

Income before depreciation and amortization		1,897,379

Depreciation and amortization expense:
Depreciation of building improvements	$ 306,056
Amortization of mortgage refinancing costs	102,749
Amortization of leasing commissions	23,807
Total depreciation and amortization expense		432,612

Net income		$ 1,464,767

250 WEST 57TH STREET ASSOCIATES L.L.C.
(a Limited Liability Company)
STATEMENT OF MEMBERS' DEFICIENCY
YEAR ENDED DECEMBER 31, 2004

Members' deficiency, January 1, 2004		$ (1,504,533)

Add: net income for the year ended December 31, 2004		1,464,767

Less distributions to members:
Monthly distributions January 1, 2004 through December 31, 2004	$ 720,000
Distribution on November 30, 2004 of additional rent for the lease
year ended September 30, 2004	1,221,562	1,941,562

Members' deficiency, December 31, 2004		$ (1,981,328)

250 WEST 57TH STREET ASSOCIATES L.L.C.
(a Limited Liability Company)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004
Cash flows from operating activities:

Net income	$ 1,464,767
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation of building improvements	306,056
Amortization of mortgage refinancing costs	102,749
Amortization of leasing commissions	23,807
Change in amounts due from lessee	23,257
Change in leasing commissions	(712,874)
Change in accrued interest	2,917
Change in accrued expenses	3,331,741

Net cash provided by operating activities	4,542,420

Cash flows from investing activities:
Purchases of building improvements	(3,120,961)

Net cash used in investing activities	(3,120,961)

Cash flows from financing activities:
Proceeds from mortgage payable	3,000,000
Payments for refinancing costs	(604,703)
Change in amounts due from lessee	(1,440,761)
Change in amounts due to lessee	(1,857,005)
Distributions paid:
Monthly distributions January 1, 2004 through December 31, 2004	(720,000)
Distribution on November 30, 2004 of
balance of additional rent for the
lease year ended September 30, 2004	(1,221,562)

Net cash used in financing activities	(2,844,031)

Net decrease in cash and cash equivalents	(1,422,572)

Cash and cash equivalents, beginning of year	3,514,489

Cash and cash equivalents, end of year	$ 2,091,917

Supplemental disclosure of cash flows information:
Cash paid in 2004 for interest	$ 799,768

Supplemental disclosure of non-cash investing and financing activities:
Short-term debt owed to lessee and others incurred for the purchase
of building improvements	$1,624,581

250 WEST 57TH STREET ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. Business Activity and Reorganization

250 West 57th Street Associates L.L.C. ("Associates") is a New York State limited liability entity which owns commercial property at 250 West 57th Street in New York City. The property is net leased to Fisk Building Associates L.L.C. (the "Lessee").

2. Summary of Significant Accounting Policies

Cash and cash equivalents

Cash and cash equivalents include investments in money market funds and all highly liquid debt instruments purchased with a maturity of three months or less when acquired.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Land, buildings, building improvements and depreciation

Land, buildings and building improvements are stated at cost. The building and building improvements costing $688,000 have been fully depreciated.

In connection with the building improvements program which began in 1999 (see Note 3), costs totaling $15,047,040 at December 31, 2004 have been incurred for new building improvements which have been put into service. These assets are depreciated on the straight-line method by annual charges to operations calculated to absorb the cost of assets over their estimated lives.

Mortgage refinancing costs and amortization

Mortgage refinancing costs are being amortized ratably over the respective terms of the first and second mortgages.

250 WEST 57TH STREET ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2004

  Summary of Significant Accounting Policies (continued)

Revenue Recognition

Basic rental income, as defined in a long-term lease, is equal to the current mortgage requirements for interest and amortization plus a fixed amount. Associates records basic rental income as earned on a monthly basis. Primary additional rent represents the lesser of a base amount or the net profits of the lessee as defined and is recorded ratably over the twelve month period. Secondary additional rent is based on the net profits of the lessee and is recorded by Associates when such amounts become determinable.

3. Mortgages Payable

Effective November 17, 2000, Associates obtained a new mortgage payable with Emigrant Savings Bank in the amount of $15,500,000. At the closing, Associates was advanced $7,000,000 to pay off the existing first and second mortgages payable, closing and related costs and the costs of improvements made to the building. During 2002 Associates was advanced an additional $5,000,000 to pay for the cost of additional building improvements. Through May 2003, Associates was advanced the remaining $3,500,000 which was placed in a money market account and was used for additional building improvements.

Monthly payments under the mortgage payable are interest only until December 1, 2005, when the entire outstanding principal balance is due. Amounts advanced at the closing bear interest at the rate of 7.511% per annum throughout the term of the mortgage payable. Amounts advanced after the closing bear interest at a floating rate equal to 1.65 percentage points above the 30, 60, 90, 180 or 360 day LIBOR or the yield on 30-day U.S. Treasury Securities, as selected by Associates. On June 1, 2003 the interest rate on all amounts advanced following the closing were converted to a fixed rate equal to 1.65 percentage points above the then-current yield on U.S. Treasury Securities having the closest maturity to December 1, 2005, which was 3.12% per annum. The mortgage may be prepaid at any time, in whole only, upon payment of a prepayment penalty based on a yield maintenance formula. There will be no prepayment penalty if the mortgage is paid in full during the last 90 days of the term.

On December 29, 2004 a second mortgage was placed on the property in the amount of $30,500,000 with Prudential Insurance Company of America. At closing, $3,000,000 was drawn down and subsequent drawdowns will pay off the first mortgage on December 1, 2005

250 WEST 57TH STREET ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2004

3. Mortgages Payable (continued)

and future capital improvements as needed. The initial drawdown of $3,000,000 and all subsequent drawdowns require constant equal monthly payments totaling $1,625,650 per annum for interest only, at the rate of 5.33% per annum until August 5, 2007. On September 5, 2007 equal monthly payments totaling $2,200,780 per annum are required to be applied to interest and principal calculated on a twenty-five year amortization schedule. The mortgage matures on December 5, 2014.

The mortgage may be prepaid at any time, in whole only, upon payment of a prepayment penalty based on a yield maintenance formula. There will be no prepayment penalty if the mortgage is paid in full during the last 90 days of the term.

The following is a schedule of future minimum principal payments in each of the five years subsequent to December 31, 2004:

Year ending

December 31,

2005 $15,500,000

2006 -

2007 183,893

2008 572,044

2009 608,395

The real estate is pledged as collateral for the first mortgage.

The estimated fair market value of Associates' mortgage debt based on the available market information is $15,641,000 for the first mortgage and $3,000,000 for the second mortgage as of December 31, 2004.

4. Rent Income

The lease modification, effective October 1, 1984, provides for a renewal term of 25 years from October 1, 2003 through September 30, 2028. The participants in Associates have consented to the granting of options to the Lessee to extend the lease for three additional 25 year renewal terms. There is no change in the terms of the lease during the renewal periods.

250 WEST 57TH STREET ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2004

  Rent Income (continued)

Basic rent income is equal to the sum of $28,000, payable monthly to Wien & Malkin LLP ("Wien & Malkin") for supervisory services, plus the installment payments for interest and amortization (not including any balloon principal payment due at maturity) required annually under the $30,500,000 first mortgage. Basic rent income shall be adjusted on a dollar-for-

dollar basis by changes in the annual debt service on the mortgage payable.

Primary additional rent income is equal to the lesser of $752,000 per annum or the net operating profit of the Lessee, as defined in the lease modification, after deduction of basic rent. Advances against primary additional rent income are paid by the Lessee based on its net operating profit for the prior year, up to a maximum amount of $752,000. Primary additional rent income for the lease years ended September 30, 2004 and 2003 was $752,000 in each year.

Advances against primary additional rent income of $752,000 per annum for the lease year ending September 30, 2005 are currently being paid. No other additional rent income is accrued by Associates for the period between the end of the lease year ending September 30 and the Associates' calendar year ending December 31. Primary additional rent income is included in additional rent income in the accompanying financial statements.

Secondary additional rent income is equal to 50% of the net operating profit of the Lessee, as defined, after payment of basic rent income and primary additional rent income for lease years ending September 30. Secondary additional rent income for the lease year ended September 30, 2004 was $1,353,749 and is included in additional rent income in the accompanying financial statements.

5. Related Party Transactions

(a) Rent Income

All rent income is received by Associates from the Lessee, a related party, some of whose members are also members in Associates. Beneficial interests in the Lessee are held by one or more persons at Wien & Malkin, their family members and/or trusts, limited liability companies or similar entities owned for their family members.

(b) Supervisory and Other Services

Supervisory and other services are provided to Associates by Wien & Malkin, a related party in which Peter L. Malkin, a member in Associates, has an interest. Beneficial interests in

250 WEST 57TH STREET ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2004

5. Related Party Transactions (continued)

Associates are held by one or more persons at Wien & Malkin, their family members and/or trusts, limited liability companies or similar entities owned for their family members. Wien & Malkin receives an additional fee equal to 10% of all distributions received by the participants in excess of 15% per annum on the initial cash investment of $3,600,000.

For the year ended December 31, 2004 Wien & Malkin received the following from Associates:

Basic supervisory services $ 40,000

Additional supervisory services 155,729

Other services 148,867

$ 344,596

Of the $148,867 in other services, $52,103 are included in professional fees and $96,764 were capitalized in connection with the mortgage refinancing.

6. Income Taxes

Net income is computed without regard to income tax expense since Associates does not pay a tax on its income; instead, any such taxes are paid by the participants in their individual capacities.

7. Concentration of Credit Risk

Associates maintain cash balances with two banks and a money market fund (Fidelity U.S. Treasury Income Portfolio). The bank balances are insured by the Federal Deposit Insurance Corp. up to $100,000 each. At December 31, 2004 Associates had balances of approximately $63,000 that were not insured. The distribution account held by Wien & Malkin and the Fidelity U.S. Treasury Income Portfolio are not insured. The funds held in the distribution account were paid to the participants on January 1, 2005. Funds held by Associates are placed in high quality institutions in order to minimize the risk.

8. Contingencies

Wien & Malkin and Peter L. Malkin, a member in Associates, have been engaged in a

250 WEST 57TH STREET ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2004

  Contingencies (continued)

proceeding with Helmsley-Spear, Inc. which commenced in 1997 concerning the management, leasing and supervision of the property subject to the net lease, in which Wien & Malkin and Mr. Malkin have sought an order removing Helmsley-Spear. In this connection, certain costs for legal and professional fees and other expenses have been paid and incurred by Wien & Malkin and Mr. Malkin and additional costs are expected to be incurred. Wien & Malkin and Mr. Malkin have represented that such costs will be recovered only to the extent that (a) a competent competent tribunal authorizes payment or (b) an investor voluntarily agrees that his or her proportionate share be paid. Accordingly, Associates' allocable share of such costs is as yet undetermined, and Associates has not provided for the expense and related liability with respect to such costs in these financial statements.

The original action was commenced in June 1997 and was referred to arbitration. The March 30, 2001 decision of the Arbitrators, which was confirmed by the court, (i) reaffirms the right of the investors in the Lessee to vote to terminate Helmsley-Spear, Inc. without cause, (ii) dismisses Helmsley-Spear's claims against Wien & Malkin and Peter L. Malkin, and (iii) rejects the termination of Helmsley-Spear, Inc. for cause. The parts of the decision under appeal were initially affirmed by the Appellate Division, and the New York Court of Appeals declined to review such ruling. On October 6, 2003, the United States Supreme Court granted Wien & Malkin's petition, vacated the judgment of the Appellate Division and remanded the case to the New York court for further consideration of the issues raised by Wien & Malkin's appeal.

On October 14, 2004, the Appellate Division issued a unanimous decision reversing the Arbitrators. The Appellate Division decided (i) that there was a covert assignment without Lessee's knowledge or consent and (ii) that the corporation controlled by Irving Schneider and now named "Helmsley-Spear," which has represented itself to be Lessee's managing agent since September 1997, in fact never received a valid assignment to become Lessee's managing agent. Lessee's previously authorized managing agent, the original corporation named "Helmsley-Spear," was owned by Harry B. Helmsley and is no longer active. Helmsley-Spear has requested leave to appeal the Appellate Division's decision.

In January 1998, Irving Schneider, who is one of the controlling principals of Helmsley-Spear, and is a 5% member in Lessee, brought litigation against Associates' supervisor, Wien & Malkin and Peter L. Malkin (or his affiliate), claiming misconduct and seeking damages and disqualification from performing services for the Lessee. In March 2002, the court dismissed Mr. Schneider's claims. Mr. Schneider has appealed this dismissal. Wien & Malkin and Mr.

250 WEST 57TH STREET ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2004

  Contingencies (continued)

Malkin are defending against these claims.

At the Lessee's May 20, 2002 special meeting, a vote of the investors was conducted on proposals for the removal without cause of Helmsley-Spear as managing and leasing agent and its replacement by a designated independent firm, including payment by the Lessee of the expenses for the preparation of the solicitation statement, the solicitation of votes, and the implementation of the new program. On May 21, 2002, the proponents of the proposals, Peter L. Malkin and Wien & Malkin, filed a court application to determine and confirm all investors' votes for removal without cause and replacement and to set the final date for Helmsley-Spear's termination. Helmsley-Spear filed objections, and on September 10, 2002 the court confirmed such votes and ruled that Helmsley-Spear has been discharged. Helmsley-Spear's subsequent appeals since September 2002 have been denied, and the proponents believe the time has expired for further Helmlsey-Spear appeal, so that the court's confirmation of the May 20, 2002 vote to replace Helmsley-Spear may now be considered final. Helmsley-Spear has indicated it believes it has further appeal rights but has not to date filed any further appeal. Since November 20, 2002, Helmsley-Spear is not the managing and leasing agent and has been replaced by Cushman & Wakefield, Inc.

In accord with the Lessee's May 20, 2002 vote, the expenses for the preparation of the solicitation statement, the solicitation of votes and the implementation of the new program are being paid by the Lessee. Such payments have totaled $290,179 to December 31, 2004, including $75,000 to Wien & Malkin plus disbursements of $11,077.

  Building Improvements Program and Agreement to Extend Lease

In 1999 the participants in Associates and the Lessee approved an improvement program at the property (the "Program") originally budgeted at $7,650,000-$10,000,000, subsequently increased to $12,200,000. The scope of the work was subsequently expanded and the budget increased to $18,918,472. In 2004 the participants in Associates and the Lessee approved a further increase in the Program to approximately $31,400,000 under substantially the same conditions as had previously been approved.

The Lessee is financing the Program and billing Associates for the costs incurred. The Program (1) grants the ownership of the improvements to Associates and acknowledges its intention to finance them through an increase in the fee mortgage (Note 3), and (2) allows for the increased mortgage charges to be paid by Associates from an equivalent increase in the

250 WEST 57TH STREET ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2004

  Building Improvements Program and Agreement to Extend Lease (continued)

basic rent paid by the Lessee to Associates. Since any overage rent will be decreased by one-half of that amount, the net effect of the lease modification is to have Associates and the Lessee share the costs of the Program equally, assuming overage rent continues to be earned.

The current term of the Lease expires in 2028. Associates has consented to the Agents granting the Lessee three additional 25-year renewal options expiring in 2103. To the extent of the Lessee's completion of additional enhancements pursuant to the approved Program, Associates will grant additional Lease extension rights beyond 2103 in proportion to the net present benefit to Associates of the related increase in basic rent and the value of enhancements after completion, as determined at that time by the Agents in consultation with an independent expert.